VIA EDGAR

August 26, 2019

Mr. Jeffrey A. Foor

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Jeff Long

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Peachtree Alternative Strategies Fund ("Fund")

File Nos. 811-23184; 333-226019

Dear Messrs. Foor and Long:

This letter confirms our receipt of oral comments from Mr. Long on July 25, 2019 and from Mr. Foor on August 2, 2019 to Post-Effective Amendment No. 1 to the Fund's registration statement on Form N-2 (the "Registration Statement") filed via EDGAR with the U.S. Securities and Exchange Commission (the "SEC") on June 19, 2019 and to the Fund's annual report on Form N-CSR filed via EDGAR with the U.S. Securities and Exchange Commission (the "SEC") on July 3, 2019. We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund's Board of Trustees (the "Board") takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

August 26, 2019

Comments/Questions Posed and Our Responses:

Accounting Comments

COMMENT 1. Please file an amendment to the registration statement with updated financial information.

RESPONSE 1. An amendment to the registration statement with updated financial information has been filed with this letter.

COMMENT 2. Please explain the discrepancy between the registration statement indicating that the Fund will invest in 5 main categories of hedge fund strategies: equity related strategies (such as equity long/short), credit related strategies (such as credit long/short and distressed credit), quantitative strategies (such as statistical arbitrage), multi-strategy, and opportunistic investments versus the annual report stating that the Fund invested 19% of its assets in equity long/short and 74% in non-directional. Should the schedule of investments be broken out better?

RESPONSE 2. The four strategies besides equity long/short (credit related strategies, quantitative strategies, multi-strategy, and opportunistic investments) are expected to be uncorrelated to equity markets and therefore "non-directional," meaning that their performance should not depend on the direction of the market. The Fund will consider listing the five strategies separately in future shareholder reports.

COMMENT 3. Please list the principal risks in order of priority as opposed to alphabetical order.

RESPONSE 3. The Fund has disclosed its principal risks in order of priority, although any principal risks listed in a sub-heading under another principal risk remain in alphabetical order (e.g., while the Fund of Funds Structure risk is listed in order of significance, the risks relevant to the Fund's implementation of the fund of funds structure, such as control risk and custody risk, are listed alphabetically in a sub-heading under the Fund of Funds Structure Risk).

COMMENT 4. With respect to the schedule of investments, are there any affiliated or controlled investments?

RESPONSE 4. The Fund does not have any affiliated or controlled investments.

COMMENT 5. The tax disclosure in the notes to the financial statements should be presented as of 4/30 (fiscal year end) as opposed to 10/31 (tax year end).

RESPONSE 5. The Fund respectfully disagrees and believes that including tax disclosure as of the Fund's tax year end, instead of fiscal year end, is standard industry practice and helpful to investors for funds (like the Fund) that consist primarily of securities that are considered passive foreign investment companies (PFICs) for U.S. tax purposes. The Fund has generally elected under IRC §1296 to perform a mark-to-market adjustment resulting in the recognition of any unrealized gains as ordinary income and this results in the Fund stepping up the tax basis for these securities as of the date of the mark-to-market adjustment, in this case 10/31. The Fund believes that presenting the tax information as of the most recent tax period provides more useful information to the investor then performing a mark at the Fund's fiscal year end, since the tax year end numbers are "locked in" and any marks made at the Fund's fiscal year end would not be reflective of the true tax cost.

August 26, 2019

Prospectively, the Fund will make it clearer in the tax footnotes that the Fund does have a different book and tax year-end.

Legal Comments

COMMENT 1: In the expense layering risk disclosure, please clarify what the 1%-2% fee is based on and make consistent with the language in footnote 2 of the fee table.

RESPONSE 1: The requested change has been made.

COMMENT 2: Change the "or" to "and" in footnote 3 of the fee table as in order to recoup fees, the adviser must meet both elements.

RESPONSE 2: The requested change has been made.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence

Edward C. Lawrence